June 30, 2015

VIA EDGAR

Jaime G. John

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

Re:	New Residential Investment Corp.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 2, 2015
File No. 1-35777

Dear Ms. John,

On behalf of New Residential Investment Corp. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 19, 2015 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 1-35777) filed on March 2, 2015 (the “2014 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2014 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note that the operating results of your segments are based on net interest income (expense). Please provide to us an analysis detailing your consideration of the following disclosures for each reporting period pursuant to Securities Act Industry Guide 3 (Refer to SAB Topic 11.K):

•	The weighted average asset yield and related funding cost for your Agency and non-Agency RMBS portfolios including a discussion of changes between the periods presented. In this regard, we note that you provide Net Interest Spread for these portfolios for 2014 but do not include comparative disclosure for 2013.

•	A tabular analysis of the related average asset and liability balances used in determining your portfolio yield for each operating segment; and

•	The impact of changes in interest income and expense attributable to changes in volume and rate for each operating segment.

Response

We respectfully inform the Staff that we considered the guidance in Securities Act Industry Guide 3 for bank holding companies, and included disclosure in the 2014 10-K relevant to understanding our operations. Responses to the individual points raised by the Staff are set forth below:

•	As the Staff noted, we present the weighted average yields and net interest spreads for our Agency and non-Agency RMBS portfolios as of December 31, 2014. In addition, we present comparative information as follows:

▪	Comparative net interest spread information as of September 30, 2014 is presented on page 59.

▪	Comparative yield information as of December 31, 2013 is presented on page 128.

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 2

•	We note that our RMBS portfolios are “held-for-sale,” and that changes in the yields and net interest spreads have been primarily driven by the timing of purchases and sales and the resultant changes in the mix of investments held. In future filings, we will specify this, or other material drivers of the change, as applicable.

•	With respect to our portfolio yields, we present these yields as of a point in time, rather than an average for a period, so average liability and asset balances are not used in their determination. Given the changes in the mix of our investments, we believe that disclosures as of a point in time are more meaningful for investors because average yields would be based in part on investments that are no longer held or would not fully reflect the investments acquired during the period.

•	With respect to the drivers of changes in interest income and expense, we note that the material drivers of these items are disclosed in Results of Operations on pages 82-85, and that the driver has primarily been volume as opposed to rate due to our significant growth during the periods presented. In future filings, we will disclose the impact of interest rate changes on these items to the extent it is significant.

Servicer Advances, page 65

2.	We note your tabular presentation on page 65. Please tell us and revise your disclosure in future filings to include the weighted average yield on your investment in servicer advances.

Response

We respectfully inform the Staff that, as a result of electing to record our investment in servicer advances at fair value, the future economic yield (i.e., the yield based on the excess of expected cash flows over fair or carrying value) on these assets is expected to effectively equal their discount rate, which is disclosed in the table noted by the Staff on page 65. We acknowledge that the accounting yield (i.e., the yield based on the excess of expected cash flows over amortized cost basis) used to record interest income on these investments is slightly different, because it is based on their amortized cost basis rather than their fair value, and we will include this disclosure in future filings.

Residential Mortgage Loans, page 71

3.	We note that during 2014, you entered into three separate transactions to securitize performing loans acquired via call rights. Please tell us your basis for accounting for these securitization transactions as sales. In your response, specifically address the acquisition of interest-only notes representing a beneficial interest in two of the securitizations and whether such interests represent a variable interest in the securitization. Further, tell us what activities, if any, you continue to perform on the underlying loans and how such activities impacted your VIE analysis.

Response

In connection with each securitization transaction in 2014, we performed an accounting analysis to determine (i) whether it would be required to consolidate the relevant securitization trust (“trust”) pursuant to ASC Topic 810 and (ii) whether the transfer of loans to each trust would meet the conditions for sale accounting pursuant to ASC Topic 860. None of the trusts issued any equity instruments or other interests with voting rights, the nature of each of the trust’s activities was predetermined, and, therefore, each trust was determined to be a variable interest entity (“VIE”) in accordance with ASC Topic 810-10-15-14.

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 3

Consolidation Analysis

For each of the three securitization transactions in 2014, we concluded that we did not have the power to direct the activities that most significantly impact the relevant VIE’s economic performance and, therefore, we were not the primary beneficiary of such VIE and, based on the accounting analysis, would not be required to consolidate such trust. In two of the three securitizations, we acquired interest-only notes issued by the VIE, which provide the right to receive portions of the relevant VIE’s specified cash inflows, and represent a beneficial and variable interest in such VIE.

We evaluated the guidance in ASC Topic 810-10-05-8A to determine whether we have a controlling financial interest in each VIE, which determination requires both (i) the power to direct the activities of such VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of such VIE or the right to receive benefits from such VIE that could potentially be significant to the VIE.

The economic performance of the relevant VIEs is most significantly impacted by the performance of the underlying assets, and the activity that most significantly impacts the performance of the underlying assets is the relevant mortgage servicer’s management of the inevitable delinquencies and defaults that occur.  We confirmed that there are no provisions in the related legal agreements that provide for kick-out rights, participating rights, protective rights, shared power, or contingent power, and thus the relevant mortgage servicer would have sole power to direct the activities of the relevant VIE that most significantly impact such VIE’s economic performance pursuant to the related legal agreements. We are not the mortgage servicer and do not perform any activities related to the underlying loans.

As a result, while we hold variable interests in the two VIEs via interest-only notes, we are not the primary beneficiary of any of the VIEs and, therefore, do not consolidate the VIEs.

Sale Accounting Analysis

Pursuant to ASC 860-10-40-5, a transfer of an entire group of financial assets in which the transferor surrenders control over those financial assets shall be accounted for as a sale if all of the following conditions are met: (i) legal isolation of the transferred financial assets; (ii) transferee has the right to pledge or exchange the transferred financial assets; and (iii) the transferor does not maintain effective control over the transferred financial assets.

In each securitization transaction in 2014, through a two-step securitization, we sold, transferred, assigned, and conveyed all of our rights, titles and interests in and to the mortgage loans to the trusts without recourse and with only standard representations and warranties as a seller of mortgage loans. As a result, we concluded that we achieved the conditions for sale accounting and derecognition of the transferred financial assets for each securitization.

The determination of whether the transferred financial assets have been isolated from the transferor is a legal determination rather than an accounting determination. We obtained and relied on true sale and non-consolidation legal opinions from external legal counsel to provide reasonable assurance that the transfer of financial assets is a true sale at law to a bankruptcy remote entity that would not be consolidated.

The transferee must have the right to pledge or exchange the transferred financial assets in order to obtain the benefits of ownership (i.e., the cash inflows) of the asset, and having the right to the economic benefits of such financial assets is considered to be indicative of control over the financial asset. We confirmed that as transferees, the securitization note-holders are not restricted or constrained from pledging or exchanging the transferred financial assets, with the only exception being Rule 144A of the Securities Act of 1933, which does not preclude sale accounting per ASC 860-10-40-18.

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 4

Determining whether the transferor maintains effective control over the transferred financial assets depends on if there is any continuing involvement by the transferor and whether the transferor has the ability to reclaim such transferred financial assets. We continue to hold the related interest-only notes; however, neither the interest-only notes nor the agreements governing the sale of financial assets contain terms with respect to transferor repurchase obligations, transferee put options, or any other conditions whereby we could reclaim the transferred financial assets.

Based on the above analysis, we determined that we surrendered control over the transferred financial assets, and met all the conditions in ASC 860-10-40-5 to be accounted for as a sale.

Results of Operations, page 81

4.	We note you recorded an $84 million increase in fair value related to servicer advances for the fiscal year ended December 31, 2014. Please revise your disclosure in future filings to describe the reasons for the fair value changes. Also provide similar disclosure regarding your excess MSRs, both direct and those via equity method investments. In this regard, we note on page 122 that the weighted average discount rate used to value your excess MSRs decreased from 12.5% in 2013 to 9.6% in 2014.

Response

We respectfully acknowledge the Staff’s comment and will include in future filings disclosure substantially similar to the disclosure set forth below (see underlined text for proposed revisions to page 81):

Change in Fair Value of Investments in Excess Mortgage Servicing Rights

The change in fair value of investments in excess mortgage servicing rights decreased $11.7 million during the year ended December 31, 2014 compared to the year ended December 31, 2013. This decrease primarily relates to lower mark-to-market fair value adjustments of $41.6 million during the year ended December 31, 2014 compared to adjustments of $53.3 million during the year ended December 31, 2013. The mark-to-market adjustments during the year ended December 31, 2014 were primarily discount rate driven, as the weighted average discount rate across all pools decreased to 9.6% as of December 31, 2014 from 12.9% as of December 31, 2013. The mark-to-market adjustments during the year ended December 31, 2013 were also primarily discount rate driven, as the weighted average discount rate across all pools decreased to 12.9% as of December 31, 2013 from 17.6% as of December 31, 2012. The decrease in discount rates in both years was due primarily to increased competition and demand for Excess MSRs in the market, and improved housing fundamentals.

Change in Fair Value of Investments in Excess Mortgage Servicing Rights, Equity Method Investees

The change in fair value of investments in excess mortgage servicing rights, equity method investees increased $6.9 million during the year ended December 31, 2014 compared to the year ended December 31, 2013. This increase primarily relates to improved performance during the year ended December 31, 2014 reflected in higher mark-to-market fair value adjustments of $57.3 million during the year ended December 31, 2014 compared to adjustments of $50.3 million during the year ended December 31, 2013. The weighted average discount rate across all pools decreased to 9.6% as of December 31, 2014 from 12.5% as of December 31, 2013. The weighted average discount rate across all pools decreased to 12.5% as of December 31, 2013 from 17.6% as of December 31, 2012, and new pools were purchased throughout fiscal year 2013 at a weighted average discount rate of 14.6%. The decrease in discount rates in both years was due primarily to increased competition and demand for Excess MSRs in the market, and improved housing fundamentals.

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 5

Change in Fair Value of Investments in Servicer Advances

The change in fair value of investments in servicer advances increased $84.2 million due to the acquisition of servicer advances in December 2013 and subsequent increases in value. The increases in value were primarily due to a lower advance-to-UPB ratio and lower delinquencies as compared to initial projections, as well as a slight decrease in discount rate to 5.4% as of December 31, 2014 from 5.6% as of December 31, 2013.

Debt Obligations, page 88

5.	Regarding your repurchase agreements, in future filings please provide the quarterly average balances of your repurchase agreements for each of the past 3 years.

Response

We respectfully acknowledge the Staff’s comment and will expand our debt obligation disclosure in future filings to include the quarterly average balances of repurchase agreements comparatively over each of the most recent three years. Set forth below is an example of our expanded disclosure:

The following table summarizes the quarterly daily average balances of our repurchase agreements for each full quarter since our spin-off from Newcastle Investment Corp.:

For the Three Months Ended
	September 30, 2013	December 31, 2013

Agency RMBS	$ 1,025,706,336	$ 1,192,447,043

Non-Agency RMBS	$ 424,916,536	$ 446,036,984

	For the Three Months Ended
	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014

Agency RMBS	$1,192,924,022	$1,216,268,220	$ 1,258,478,196	$ 1,698,134,891

Non-Agency RMBS	$ 516,674,627	$ 573,682,051	$ 183,939,147	$ 384,533,475

Contractual Obligations, page 95

6.	We note that you exclude interest expense related to your debt agreements. In future periodic filings, given the amount of interest expense incurred during the fiscal year ended December 31, 2014, please disclose the estimated interest expense which may be based upon factors available as of the balance sheet date. Disclosure should continue to include descriptive language indicating that the balances may fluctuate based on future events and assumptions. Refer to footnote 46 of SEC Interpretive Release 33-8350 dated December 19, 2003.

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 6

Response

We respectfully acknowledge the Staff’s comment and will expand our contractual obligation disclosure in future filings to include the estimated interest expense, along with descriptive language indicating that the balances may fluctuate based on future events and assumptions.

7.	We note the servicer advances included in your contractual obligations table and the related footnote (D). Please clarify whether this represents all servicer advances expected to be funded in the future under your current obligations.

Response

We respectfully inform the Staff that the contractual obligations table on page 95 includes all fixed and determinable payment obligations as of December 31, 2014.  The contractual obligations table does not include any servicer advances expected to be funded in the future under our obligations as of December 31, 2014 because such future servicer advances are not fixed and determinable.  We are obligated to purchase servicer advances made by the servicer on loans when such loans become delinquent; however, potential future servicer advances are not considered to be fixed and determinable payment obligations.

Footnote D of the contractual obligations table refers to the remaining portion of the SLS Transaction purchase price of $135.9 million, which was fixed and determinable as of December 31, 2014.  The remaining portion of the SLS Transaction purchase price included servicer advance commitments of approximately $133.8 million, which were funded in January 2015, and $2.1 million to fund the remaining portion of the call rights on 57 of the 99 underlying securitization trusts.

Item 8. Financial Statements and Supplementary Data

Note 12. Fair Value of Financial Instruments, page 143

8.	Please tell us and provide disclosure in future periodic filings to include the significant input assumptions used in valuing your excess MSRs and servicer advances as of the prior period end. We also note that both the delinquency rate and prepayment speed assumptions associated with your servicer advances decreased from 2013 to 2014. This trend is inconsistent with your disclosure on page 149 which indicates that generally these two assumptions change in opposite directions. Please advise.

Response

In response to the Staff’s comment, we have included below the significant input assumptions used in valuing our excess MSRs and servicer advances as of December 31, 2013, and will include comparative input disclosures in future filings.

The following table summarizes certain information regarding the inputs used in valuing the Excess MSRs owned directly and through equity method investees as of December 31, 2013:

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 7

	Significant Inputs (A)
Held Directly (Note 4)	Prepayment Speed (B)	Delinquency (C)	Recapture Rate (D)	Excess Mortgage Servicing Amount (bps) (E)
Agency
Original and Recaptured Pools	13.3%	10.5%	35.9%	23
Recapture Agreement	8.0%	5.0%	35.0%	21
	12.9%	10.1%	35.9%	23
Non-Agency
Original and Recaptured Pools	12.3%	N/A	9.0%	15
Recapture Agreement	8.2%	N/A	35.0%	21
	12.1%	N/A	10.8%	15
Total/Weighted Average--Directly Held	12.4%	10.1%	20.4%	18

Held through Equity Method Investees (Note 5)
Agency
Original and Recaptured Pools	14.9%	7.1%	33.7%	19
Recapture Agreement	8.0%	5.0%	35.0%	22
	13.4%	6.6%	33.9%	20
Non-Agency
Original and Recaptured Pools	11.4%	N/A	9.0%	11
Recapture Agreement	8.0%	N/A	35.0%	19
	11.2%	N/A	10.6%	12
Total/Weighted Average--Held through Investees	12.7%	6.6%	26.1%	17

Total/Weighted Average--All Pools	12.6%	7.1%	24.4%	17

(A)	Weighted by amortized cost basis of the mortgage loan portfolio.

(B)	Projected annualized weighted average lifetime voluntary and involuntary prepayment rate using a prepayment vector.

(C)	Projected percentage of mortgage loans in the pool that will miss their mortgage payments.

(D)	Percentage of voluntarily prepaid loans that are expected to be refinanced by Nationstar.

(E)	Weighted average total mortgage servicing amount in excess of the basic fee.

(F)	For certain pools, the Excess MSR will be paid on the total UPB of the mortgage portfolio (including both performing and delinquent loans until REO). For these pools, no delinquency assumption is used.

As of December 31, 2013, a weighted average discount rate of 12.5% was used to value our investments in Excess MSRs (directly and through equity method investees).

	Significant Inputs
	Weighted Average
	Outstanding Servicer Advances to UPB of Underlying Residential Mortgage Loans	Prepayment Speed	Delinquency	Mortgage Servicing Amount (bps)	Discount Rate
December 31, 2014	2.1%	12.6%	12.6%	19.4	5.4%
December 31, 2013	2.7%	13.3%	20.0%	21.2	5.6%

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 8

We respectfully inform the staff that the change in the delinquency rate assumption is generally directionally opposite to the change in the prepayment speed assumption.  The reason the weighted averages for these two assumptions both decreased was a result of a change in the mix of investments held. Specifically, the underlying collateral of the servicer advances as of December 31, 2013 was a subset of the underlying collateral of the servicer advances as of December 31, 2014.  The collateral underlying the advances funded during the year ended December 31, 2014 had slower prepayment speeds and lower delinquency rates than the collateral underlying the advances funded as of December 31, 2013, thereby causing the weighted average of both inputs to decrease year over year.

Exhibits 31.1 and 31.2

9.	In future periodic filings, please revise your officer certifications to include the introductory language within paragraph 4 regarding internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.

Response

We respectfully acknowledge the Staff’s comment and will revise the Chief Executive Officer and Chief Financial Officer certifications filed as Exhibits 31.1 and 31.2, respectively, to include the introductory language within paragraph 4 regarding internal control over financial reporting in future periodic filings.

Pursuant to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Jaime G. John U.S. Securities and Exchange Commission June 30, 2015 Page 9

Please contact the undersigned at (212) 798-6114 should you require further information or have any questions.

Very truly yours,

/s/ Jonathan R. Brown
Interim Chief Financial Officer and
Chief Accounting Officer

cc:	Mark Rakip, Staff Accountant, U.S. Securities and Exchange Commission